UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009

Commission File Number: 001-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Conor Chiahung Yang
	Name:	Conor Chiahung Yang
	Title:	Chief Financial Officer

Date: December 10, 2009

Exhibit Index

Exhibit 99.1 —	Press Release

Exhibit 99.2 —	2007 Share Incentive Plan (as amended and restated effective December 9, 2009)

Exhibit 99.3 —	Amended and Restated Memorandum and Articles of Association

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